United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces a change to the Board of Directors at Vale Base Metals

Rio de Janeiro, June 25, 2025 – Vale S.A. (“Vale” or the “Company”) announces that Mr. Mark Cutifani will step down as Chairman of the Board of Directors of Vale Base Metals Limited (“Vale Base Metals”), a Vale-controlled entity to pursue new professional projects.

Under Mr. Cutifani’s leadership, Vale Base Metals advanced a key phase of its transformation, laying the groundwork for long-term value creation. His contributions were instrumental in establishing Vale Base Metals as a business focused on the execution of a new strategic roadmap, including the signing of a strategic partnership with Manara Minerals in July 2023, the appointment of the new CEO Shaun Usmar in 2024 and the subsequent establishment of a new management team under his leadership. Mr. Cutifani was also responsible for the introduction of new technologies and of a new mine design approach.

“Mark brought to Vale Base Metals his strategic insight and wealth of experience, with a significant contribution to the business. We are grateful for his work in optimizing the asset portfolio, enhancing governance, and strengthening the executive team, including the appointment of the current CEO. Such valuable initiatives have helped set the Company on a path toward sustainable growth and increased operational performance”, said Vale CEO Gustavo Pimenta.

The Company also announces the election of Mr. Gustavo Pimenta, current board member, as the new Chairman of Vale Base Metals. This appointment ensures strong leadership continuity and alignment with Vale’s broader strategic objectives in the energy transition metals business. The changes will be implemented next July.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 25, 2025		Director of Investor Relations